Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of March 31, 2014:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital % Voting		Percent Held (fully diluted) % Capital % Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.55	50.55	50.09	50.09
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	54,000,000

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	611,949.10
8	Haim Ben-Dor	Series D Debentures	562,724
9	Haim Ben-Dor	Series F Debentures	299,278.60
10	Haim Ben-Dor	Series K Debentures	964,596
11	Haim Ben-Dor	Series L Debentures	503,000
12	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.20	0.20
13	Arie Mientkavich	Unregistered Options	100,000
14	Arie Mientkavich	Unregistered Options	143,678
15	Arie Mientkavich	RSU	15,816
16	Arie Mientkavich	PSU	35,786
17	Yair Orgler	Series K Debentures	250,000
18	Yair Orgler	Series L Debentures	500,000
19	Noga Knaz	Unregistered Options	4,800			0.00	0.00
20	Ronnie Bar-On	Series J Debentures	40,000
21	Aharon Soffer	Ordinary Shares	72,993	0.04	0.04	0.34	0.34
22	Aharon Soffer	Unregistered Options	0
23	Aharon Soffer	Unregistered Options	382,306
24	Aharon Soffer	RSU	42,711
25	Aharon Soffer	PSU	96,988
26	Mawer Investment Management ltd	Ordinary Shares	10,034,532	5.71	5.71	5.65	5.65

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital % Voting		Percent Held (Fully Diluted) % Capital % Voting
27	Gil Kotler	Ordinary Shares	25,406	0.01	0.01	0.11	0.11
28	Gil Kotler	Unregistered Options	43,750
29	Gil Kotler	Unregistered Options	95,584
30	Gil Kotler	RSU	8,921
31	Gil Kotler	PSU	29,470
32	Varda Zuntz	Ordinary Shares	51,821	0.03	0.03	0.08	0.08
33	Varda Zuntz	Unregistered Options	25,000
34	Varda Zuntz	Unregistered Options	38,234
35	Varda Zuntz	RSU	3,569
36	Varda Zuntz	PSU	11,788
37	Rami Vaisenberger	Ordinary Shares	2,676	0.00	0.00	0.06	0.06
38	Rami Vaisenberger	Unregistered Options	17,500
39	Rami Vaisenberger	Unregistered Options	57,351
40	Rami Vaisenberger	RSU	5,353
41	Rami Vaisenberger	PSU	17,682
42	Ronen Geles	Ordinary Shares	1,784	0.00	0.00	0.04	0.04
43	Ronen Geles	Unregistered Options	10,000
44	Ronen Geles	Unregistered Options	38,234
45	Ronen Geles	RSU	3,569
46	Ronen Geles	PSU	11,788
47	Shlomi Drori	Ordinary Shares	1,784	0.00	0.00	0.03	0.03
48	Shlomi Drori	Unregistered Options	38,234
49	Shlomi Drori	RSU	3,569
50	Shlomi Drori	PSU	11,788
51	Shlomo Cohen	Ordinary Shares	1,399	0.00	0.00	0.02	0.02

52	Shlomo Cohen	Unregistered Options	7,500
53	Shlomo Cohen	Unregistered Options	14,994
54	Shlomo Cohen	RSU	2,799
55	Adi Tamir	Ordinary Shares	875	0.00	0.00	0.01	0.01
56	Adi Tamir	Unregistered Options	1,875
57	Adi Tamir	Unregistered Options	9,371
58	Adi Tamir	RSU	1,749
59	Adi Tamir	Series D Debentures	10,309

Changes in holdings during February of 2014

Name of the Holder: Aharon Soffer

Holder Number: 21 (Ordinary Shares)

Type of Holder: President

Registration Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 20,000

Change in the number of securities: 52,993

Name of the Holder: Aharon Soffer

Holder Number: 22 (Unregistered Options)

Type of Holder: President

Registration Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260520

Balance held by Holder at the end of the previous month (prior report): 190,000

Change in the number of securities: -190,000

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 26 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,448,626

Change in the number of securities: 585,906

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.